# CS Enhanced Lending LLC

**SEC # 8-71254**

**CRD # 331620**

## Statement of Financial Condition

**With Report of Independent Registered Public Accounting Firm**

**December 31, 2025**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-71254

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
MM/DD/YY  MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CS Enhanced Lending LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**150 Greenwich Street 45th Floor**
(No. and Street)

**New York**            **NY**            **10007**
(City)            (State)            (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Brian Oliveira**       **(732) 997-9158**       **boliveira@clearstreet.io**
(Name)            (Area Code – Telephone Number)            (Email Address)

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Ernst & Young LLP**
(Name – if individual, state last, first, and middle name)

**One Manhattan West**       **New York**       **NY**       **10001**
(Address)            (City)            (State)            (Zip Code)

**10/20/2003**                            **42**
(Date of Registration with PCAOB)(if applicable)            (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Brian Oliveira _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CS Enhanced Lending LLC _____, as of December 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Principal Financial Officer

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CS Enhanced Lending LLC**

Statement of Financial Condition

Year ended December 31, 2025

## Contents

| | PAGE |
|---|---|



Ernst & Young, LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

**Report of Independent Registered Public Accounting Firm**

To the Member of CS Enhanced Lending LLC and the Board of Directors of Clear Street Group Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of CS Enhanced Lending LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 2025.

March 31, 2026

**CS Enhanced Lending LLC**

**Statement of Financial Condition**

**December 31, 2025**

*(amounts in thousands)*

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 5,121 |
| Receivable from broker-dealers | | 50 |
| **Total Assets** | **$** | **5,171** |

**Liabilities and Equity**

Liabilities

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 186 |
| **Total liabilities** | | **186** |

**Equity**

| | | |
|---|---|---|
| Member's equity | | 4,985 |
| **Total Liabilities and Equity** | **$** | **5,171** |

The accompanying notes are an integral part of this Financial Statement

**CS Enhanced Lending LLC**
**Notes to Financial Statement**
**December 31, 2025**

## 1. Organization and Description of Business

CS Enhanced Lending LLC ("the Company" or "CSEL") is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC ("Holdings"). As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2024 and headquartered in New York, is a broker and dealer in securities registered with the U.S. Securities and Exchange Commission ("SEC"), effective as of February 26, 2025. It is a member of the Securities Investor Protection Corporation (SIPC). Its primary designated self-regulatory organization related to its broker-dealer business is FINRA.

The Company operates a securities business dealing in collateralized financing transactions, primarily providing arranged financing services that represent securities borrow and loan transactions facilitated on behalf of counterparties, for which the Company earns interest.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3. The Company did not have any obligations to customers under SEC Rule 15c3-3 as of December 31, 2025.

The Company is engaged in a single line of business as a broker-dealer. The Company has identified the Board of Directors of Clear Street Group Inc., the managing member of Holdings and owner of the Company, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 4, Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

## 2. Significant Accounting Policies

### Basis of Presentation
The accompanying Statement of Financial Condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The Financial Statement is presented in U.S. dollars.

### Use of Estimates
The preparation of Financial Statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

**CS Enhanced Lending LLC**
**Notes to Financial Statement**
**December 31, 2025**

**Recently Adopted Accounting Pronouncements**
In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05, specific to current accounts receivable and current contract assts arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers, provides a practical expedient to all entities when developing reasonable and supportable forecasts as part of estimating expected credit losses, to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendment in the ASU is effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company early adopted ASU 2025-05 in its annual Financial Statement for the year ended December 31, 2025. The adoption did not have a material impact on the Company's Financial Statement and related disclosures.

**Cash and Cash Equivalents**
The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2025, the Company had no cash equivalents.

**Allowance for Credit Loss**
The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The Company deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be immaterial, as the in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient noted above and short term in duration. Therefore, the Company did not record an allowance for credit losses related to Receivables from Broker-dealers and clearing organizations as of December 31, 2025.

**Receivable from and Payable to Broker-Dealers**
At December 31, 2025, Receivable from broker-dealers represented a receivable related to arranged financing activity. At December 31, 2025 there were no Payables to broker-dealers.

**Income Taxes**
The Company is a single-member limited liability company (LLC) and is treated as a disregarded entity for federal tax purposes and, as such, is not subject to income taxes in federal, state and local jurisdictions. Instead, income, deductions and credits are passed through and included by its single member on its tax return. The Company has not elected to push down and allocate current and deferred tax expense from its Parent, therefore, no provision for income taxes is made in this Financial Statement.

The Company is also subject to state franchise taxes and local taxes, which are based on its operations rather than income.

## 3. Related Parties Transactions

The Company may engage in transactions with related parties in the ordinary course of business.

Clear Street Management LLC ("CS Management", until October 1, 2025 a member of Holdings and afterwards a subsidiary of it) acts as the paying agent for all expenses incurred by the Company. At December 31, 2025, the Company had a payable to CS Management of $37 thousand, which is included in Accounts payable and accrued liabilities in the Statement of Financial Condition.

An affiliate of the Company under common control conducted arranged financing trades with the Company. For the year ended December 31, 2025, the Company had a receivable of $50 thousand from a related party as a result of these transactions, which is included in Receivable from broker-dealers in the Statement of Financial Condition.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer.

At December 31, 2025, the Company had net capital of $4,985 thousand, which was $4,735 thousand in excess of its required net capital of $250 thousand.

## 5. Subsequent Events

The Company has evaluated its subsequent events disclosure through March 31, 2026, the date that the Company's Financial Statement was issued and has determined that there have been no events that would have a material impact on this Financial Statement as of December 31, 2025.